
July 21, 2009

Mr. Jacob Roth
Chief Executive Officer
Royal Energy Resources, Inc.
256-260 Broadway, Suite 309
Brooklyn, New York 11211

> **Re: Royal Energy Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2008**
> **Filed November 20, 2008**
> **Response Letter Dated June 24, 2009**
> **File No. 0-52547**

Dear Mr. Roth:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended August 31, 2008

Financial Statements, page 19

1.   We have read your response to prior comment 2 and understand that you will amend your filing to include a Statement of Cash Flows. However, the draft statement submitted with your reply shows a net loss amount for the cumulative period which does not agree to the corresponding amount in your Statement of Operations. Please resolve this inconsistency.

Balance Sheets, page 21

2.   We note you have presented three line items on your Balance Sheets for amounts related to your oil and gas activities, including "Investment in oil and gas properties, net," "Prepaid drilling costs," and "Investment in oil and gas leases." Tell us why you believe the corresponding amounts would not need to be

presented on a single line item for costs capitalized to the full cost pool to comply with Rule 4-10(c)(2) of Regulation S-X.

Also, it appears you have sold oil and gas leases in subsequent interim periods that you have recorded as revenue rather than as an adjustment to the full cost pool. Please tell us your rationale for this accounting, as it does not appear to be consistent with the guidance in Rule 4-10(c)(6)(i) of Regulation S-X. In addition, tell us your method of accounting for the amortization of your prepaid drilling costs, with details sufficient to understand how it compares to the guidance in Rule 4-10(c)(3) of Regulation S-X.

Statements of Stockholders' Equity, page 23

3.   We have read your response to prior comment 3 in which you have submitted revised Statements of Stockholders' Equity with an inception date of July 22, 2005. However, we see that you have disclosure on pages 5, 16, and 26 of your filing stating that you have been in the development stage since inception on March 22, 1999. Please resolve the conflicting information about the date of inception as necessary.

Note 1- Organization and Summary of Significant Accounting Policies, page 25

Property and Equipment, page 27

4.   We have read your response to prior comment 4 in which you have submitted revisions to your policy disclosure with respect to evaluating oil and gas properties for impairment in your critical accounting policies in MD&A to be consistent with your policy disclosure under this heading. Please advise us of any implications for past impairment tests if these were conducted according to your previous disclosure on page 18 of your filing rather than consistent with the policy described on page 27.

Form 10-Q for the Fiscal Quarter Ended May 31, 2009

Controls and procedures, page 18

5.   We note your disclosure stating, "There have been no significant changes in internal controls or in other factors that could significantly affect these controls during the quarter ended May 31, 2009…." According to Item 308T(b) of Regulation S-K, you are required to disclose *any* change your internal control over financial reporting that occurred during the fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over

financial reporting. If you had no such changes in your internal control over financial reporting, then please state this clearly in your disclosure.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief